Contact

www.linkedin.com/in/christopherfrancia (LinkedIn)
christopherfrancia.com (Personal)
megarapublishing.com (Company)
MegaraEntertainment.com (Company)

Top Skills

Business Operations
Online Advertising
Product Development

Languages

English (Native or Bilingual)
Italian (Elementary)
Spanish (Elementary)

Certifications

Google AdWords Professional (GAP)

Honors-Awards

Eagle Scout
1st Degree Black Belt
1st Place "Best Sports Program"

Publications

Top NYC Startups You Should Know About in 2018
Best Workplaces 2018

Patents

FRAUD PREVENTION IN PROGRAMMATIC ADVERTISING

Christopher Francia

Founder, Chief Executive Officer Megara Inc. Currently Raising Capital
Valhalla

Summary

Veteran startup operator and business leader in the media industry. Co-founded and led Kubient through and IPO on the NASDAQ achieving a $150M valuation prior to his departure. Has worked with numerous clients throughout his 15 year career including: ESPN, Google, Yahoo, The Associated Press, CBS Sports, MSNBC, Comcast, Amazon, Apple, Barnes & Noble, Rakuten and more. Currently is the Founder and CEO of Megara Inc.

Experience

Megara Inc.
Chief Executive Officer
April 2021 - Present (1 year 4 months)
New York, United States

Oversee all business and operations for Megara inc. Megara Inc. is a Media and entertainment company focused on crafting immersive experiences and stories.

Kubient
Co-Founder and Chief Product Officer
May 2017 - March 2021 (3 years 11 months)
New York, New York

Co-founder of Kubient, Inc., brought company from initial concept in 2017 to a successful IPO in August 2020 on the NASDAQ and a secondary offering in December 2020.

Grew the company from no revenue to $150M valuation in 4 years. Was pivotal in building out the critical infrastructure and teams.

Responsible for Product and Operations, was previously responsible for Technology, Finance, Marketing and Public Relations. In finance oversaw two PCAOB audits in preparation for public offering.

Inventor and leader for KAI™ Ad Fraud Prevention product (Patent Pending). Discovered major ad fraud scheme Weasel and SynthNet in 2020 which was covered by Forbes.

Designed and developed a complete programmatic advertising system called The Audience Marketplace consisting of DSP, SSP and Real Time Auction capabilities.

Lead on the Associated Press account resulting in 80% increase of client's prebid revenue and 500% increase in video revenue.

Brought in and led Google and Pubmatic as Vendors; and Colossus, Yahoo, Rhythm One, Comcast (Freewheel) and Tremor as Customers.

Designed and implemented operational controls and compliance procedures and processes in full compatibility with European and US law.

Invented and implemented development process called Kinetic which improved product and technical team performance by 80%.

Managed remote teams located in Russia, Israel, United States, Argentina, Spain and India.

Managed projects utilizing Erlang, Go, PHP, Javascript, SQL, and HTML.

Managed projects using technologies such as: AWS, Google Cloud, MySQL, MongoDB, and PostGresQL

CenterPoint Media (Kubient Team)
Director of Media/Chief Product Officer
September 2015 - June 2017 (1 year 10 months)
Greater New York City Area

Designed and developed the Real Time Bidder used in digital advertising for the company.

Aided in the hiring of the future founding team of Kubient including Senior Erlang Developers, Data Scientist, Data Engineer, VP of Business Development, and Ad Operations Specialist.

Oversaw the transition of the Kubient team from the company.

Secco Squared

Director of Development

July 2013 - September 2015 (2 years 3 months)

Greater New York City Area

Managed all media buying and ad operations efforts, utilizing AdWords, Bing Ads, AdRoll, LiveRail, AdMedia, and Facebook Ads.

Hired team of developers and operations specialist to assist in growing core business model and generate revenue in new growth sectors of the company.

Negotiated partnerships with LiveRail, BrightRoll, and various Ad Networks to increase ad distribution and revenue.

Led team for developing high powered internal web application that integrated multiple API’s and workflows into a single seamless interface.

Managed, Analyzed and Optimized over 50 client search campaigns containing 1000’s of keywords and placements on Google AdWords and BingAds.

Raised campaign CTR from 1-3% to 7-10% on search campaigns, and raised conversion rates from 10-15% to 25-35%

Lead all internal publishing efforts with partners such as: LiveRail, SpotX, Altitude Digital, Technorati and AdMedia.

Oversaw all technology related services and products, including AWS, MySQL, MongoDB, NginX, and Google Business Apps.

Reduced overhead technology costs by 86%, while increasing services up time by 4%.

HooplaHa.com

Production Coordinator

September 2012 - June 2013 (10 months)

Norwalk, CT

Managed all marketing and advertising campaigns for HooplaHa.com including Google AdWords, Bing Ads, Facebook Ads and Twitter Ads.

Led core operations for the company, and developed systematic workflows to increase department coordination and efficiency.

Grew site visits from 300 visits per day to 2,500 visits per day.

Generated a CTR between 8% and 10% on Google video advertising and a CTR of .41% on Bing Ads with an average CPC of 0.05 cents.

Configured DoubleClick for Publishers on HooplaHa.com to serve video (VAST) and display ads for Cuisinart resulting in a CTR of 1.04%.

Led YouTube corporate integration for all video content resulting in over 800,000 views in 5 months.

Click 3X
Associate
June 2012 - July 2012 (2 months)

Assisted in commercial and corporate advertising and marketing projects for clients American Express, Pfizer, CBS, IKEA and Lincoln.

Created advertising proposals for IKEA, Lincoln and American Express.

Designed 16 pre-production advertising scripts for IKEA web media ad campaign.

BYU Broadcasting
Line Producer
May 2008 - August 2011 (3 years 4 months)

Provo, Utah Area

Managed 40 or more persons, both contract and in house employees.

Implemented operations that reduced redundancy between departments and improved overall communications by 32%.

Produced over 75 live NCAA college events in 8 sports including men’s basketball, broadcast to over 60 million households on BYUtv, KBYU, KJZZ, and MTN networks and featured on ESPN.

Assistant producer of Zappos.com 2011 West Coast Conference basketball tournament at Orleans Arena in Las Vegas, NV.

Designed, managed and promoted BYUtv sports YouTube account receiving over 450,000 views.

Developed SQL based database for Chyron, which decreased statistical input time by 50%.

Jer3miah

Project Manager

January 2009 - June 2011 (2 years 6 months)

Helped write and produce trans-media story Hannah Jer3miah.

Designed user interfaces with PHP, HTML, CSS, and SQL for series and programmed an email system as part of the user experience.

Ported site thedavenportpapers.ning.com from CMS Ning to Wordpress.

Edited video portions of Hannah story to the Executive Producer's specifications.

Golfstinks, LLC

Web Developer

October 2007 - May 2010 (2 years 8 months)

Norwalk, CT

Worked from the ground up developing and coding a golf social network.

Set up and configured CMS Drupal as the foundation for the site. Customized a site specific theme with numerous add ons to enhance user experience.

Developed query to enable fast and efficient search platform for all golf courses participating with the site.

Programmed the site using HTML, SQL, CSS and PHP, and included various function to enable the site to go beyond the limits of Drupal.

Took the company to the Beta phase of production before leaving to pursue other ventures

Peacock Productions

Production Assistant

May 2009 - May 2009 (1 month)
Salt Lake City, Utah

Assisted in the production of the pilot episode of Criminal Mindscape for MSNBC.

Was in charge of lighting, tripods and camera equipment.

Helped Producer to stay on schedule and finish scenes efficiently. Aided producer in establishing shot angles and scene setup.

Worked with Producer in filming a chase scene as well as filming a series of establishing shots for the show.

Participated on-camera as an extra during the motel scene.

Supernerd LLC
Project Manager
November 2007 - March 2009 (1 year 5 months)
Provo, UT

Supernerd LLC was a web design and hosting company for small businesses in the Utah and Connecticut areas.

I was brought on to shut down company operations and close all active accounts, following the market crash in 2007.

Was given the task to end operations in a professional manner in order to keep positive ties with clients and vendors.

The company was able to close all accounts without any debt and all remaining funds were cashed out to the company majority shareholder.

Priceline.com
Marketing Intern
June 2008 - August 2008 (3 months)
Norwalk, CT

Worked closely with company Chief Marketing Officer in managing a potential Ad client.

Analyzed company travel guide to ensure smooth customer experience. Updated city and place pages with relevant images and content.

Reviewed competitor hotel pricing and deals in order to develop a detailed comparison chart to help aid in future priceline deals.

Wrote complexed macro to add hyperlinks to travel guide descriptions in order to enhance the user interface on site.

The Church of Jesus Christ of Latter-day Saints
Missionary
August 2005 - August 2007 (2 years 1 month)

Worked and lived with people of a variety of cultures and instructed individuals on basic life principles.

Performed service projects in the local community and for individual residents.

Worked for a brief period of time in the organizations area office.

Configured a new server and upgraded all computer systems to run at the most efficient level.

Helped design system wide representative database in order to aid the organization in tracking and assisting local representatives.

Cision Formerly Delahaye Medialink
Intern
June 2005 - August 2005 (3 months)
Norwalk, CT

Researched and analyzed media coverage on major U.S. corporations from online, print and broadcast media.

Coded individual articles to help rate U.S. corporations in company index.

Was able to bring the coded articles up to date and provide relevant feedback used by other analyst in developing briefings for major U.S. clients.

BYUtv
Production Assistant
January 2005 - May 2005 (5 months)

Assisted BYUtv during all Lacrosse live broadcasts as stats and bug score operator.

Helped producer an director in learning rules and penalties of lacrosse and provided useful information that helped the talent enhance the live show.

Was brought on during the lacrosse season to help operate cameras for softball games.

Worked as a grip for handheld cameras during live women's basketball broadcasts.

Wrote and produced short video package for Lacrosse broadcast that ran during the halftime of the BYU, Utah match.

Education

Brigham Young University

Bachelor’s Degree, Media Arts · (2011)